Exhibit 99.9

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Previ — Caixa Previdência Funcionários Banco do Brasil	General Taxpayers’ Register:
33.754.482/0001-24

Qualification:

Opening Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	29,185,461	14.10	14.10

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	Banif	Buy	03.19.2008	400	41.81	16,724.00
Share	Common	Banif	Buy	03.19.2008	200	41.86	8,372.00
Share	Common	Banif	Buy	03.19.2008	400	41.95	16,780.00
Share	Common	Hedging-Griffo	Buy	03.19.2008	9,000	41.90	377,100.00
Share	Common	Concórdia	Buy	03.31.2008	2,100	39.62	83,202.00
Share	Common	Concórdia	Buy	03.31.2008	5,700	39.70	226,290.00

Closing Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	29,203,261	14.11	14.11

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: FPRV1 Sabiá F I Multimercado Previd.	General Taxpayers’ Register:
01.912.197/0001-06

Qualification:

Opening Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	5,026,792	2.43	2.43

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	5,026,792	2.43	2.43

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundação Petrobrás de Seguridade Social - Petros	General Taxpayers’ Register:
34.053.942/0001-50

Qualification:

Opening Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	24,631,687	11.90	11.90

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Fator Doria	Buy	03.03.2008	45,000	41.04	1,847,275.00
Share	Common	Fator Doria	Buy	03.04.2008	110,000	41.35167	4,546,415.00
Share	Common	Fator Doria	Buy	03.28.2008	137,576	42.14842	5,796,985.88

Closing Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	24,924,263	12,04	12,04

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Fundação Telebrás Seguridade Social - SISTEL	General Taxpayers’ Register:
00.493.916/0001-20

Qualification :

Opening Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	8,449,332	4.08	4.08

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	8,449,332	4.08	4.08

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: VALIA - Fundação Vale do Rio Doce	General Taxpayers’ Register:
42.271.429/0001-63

Qualification :

Opening Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	7,695,352	3.72	3.72

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	7,695,352	3.72	3.72

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: REAL GRANDEZA - Fundação de APAS	General Taxpayers’ Register: 34.269.803/0001-68
Qualification :

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	4,233,307	2.05	2.05

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
Share	Common	Santander Brasil	Sell	03.03.08	36,000	41.40	1,490,428.00
Share	Common	Santander Brasil	Sell	03.04.08	21,000	41.44	870,264.00
Share	Common	Brascan S/A CTV	Sell	03.06.08	16,500	41.95	692,190.00
Share	Common	Brascan S/A CTV	Sell	03.07.08	29,000	41.52	1,204,150.00
Share	Common	Santander Brasil	Sell	03.11.08	55,000	41.86	2,302,480.00
Share	Common	Brascan S/A CTV	Sell	03.27.08	17,000	43.17	733,855.00
Share	Common	Santander Brasil	Sell	03.28.08	5,400	41.43	223,740.00

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	4,053,407	1.96	1.96

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nildemar Secches	General Taxpayers’ Register: 589.461.528-34
Qualification: President of the Board of Directors and CFO

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	33,929	0.02	0.02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	33,929	0.02	0.02

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Francisco Ferreira Alexandre	General Taxpayers’ Register: 301.479.484-87
Qualification: Member of the Board of Directors

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	4	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	4	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Jaime Hugo Patalano	General Taxpayers’ Register: 011.141.237-49
Qualification: Member of the Board of Directors

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	3	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	3	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Luis Carlos Fernandes Afonso	General Taxpayers’ Register: 035.541.738-35
Qualification: Member of the Board of Directors

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Manoel Cordeiro Silva Filho	General Taxpayers’ Register:
253.571.747-68

Qualification: Member of the Board of Directors

Opening Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Maurício Novis Botelho	General Taxpayers’ Register:
044.967.107-06

Qualification: Member of the Board of Directors

Opening Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Décio da Silva	General Taxpayers’ Register:
344.079.289-72

Qualification: Member of the Board of Directors

Opening Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	94,094	0.05	0.05
Share	Common*	9,666,310	4.67	4.67

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	94,094	0.05	0.05
Share	Common*	9,666,310	4.67	4.67

*  Indirect participation through the company Weg Participaões e Serviços S.A.

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Wang Wei Chang	General Taxpayers’ Register:
534.698.608-15

Qualification: Alternate Member of the Board of Directors

Opening Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	4,242	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	4,242	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Nilvo Mittanck	General Taxpayers’ Register:
489.093.519-34

Qualification:

Opening Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	55	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/
Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	55	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nelson Vas Hacklauer	General Taxpayers’ Register: 522.156.958-20
Qualification:

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	268	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Ricardo Robert Athayde Menezes	General Taxpayers’ Register: 118.108.076-20
Qualification:

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	268	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	128,033	0.06	0.06
Share	Common (1)	9,666,310	4.67	4.67

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	128,033	0.05	0.05
Share	Common (1)	9,666,310	4.67	4.67

(1)          Indirect participation through the company Weg Participações e Serviços S.A.

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☒ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	4,833	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	4,833	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On March 2008 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☒ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	79,221,901	38.28	38.28

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Fator Doria	Buy	03.03.2008	45,000	41.04	1,847,275.00
Share	Common	Santander Brasil	Sell	03.03.08	36,000	41.40	1,490,428.00
Share	Common	Fator Doria	Buy	03.04.2008	110,000	41.35167	4,546,415.00
Share	Common	Santander Brasil	Sell	03.04.08	21,000	41.44	870,264.00
Share	Common	Brascan S/A CTV	Sell	03.06.08	16,500	41.95	692,190.00
Share	Common	Brascan S/A CTV	Sell	03.07.08	29,000	41.52	1,204,150.00
Share	Common	Santander Brasil	Sell	03.11.08	55,000	41.86	2,302,480.00
Share	Common	Banif	Buy	03.19.2008	400	41.81	16,724.00
Share	Common	Banif	Buy	03.19.2008	200	41.86	8,372.00
Share	Common	Banif	Buy	03.19.2008	400	41.95	16,780.00
Share	Common	Hedging-Griffo	Buy	03.19.2008	9,000	41.90	377,100.00
Share	Common	Brascan S/A CTV	Sell	03.27.08	17,000	43.17	733,855.00
Share	Common	Santander Brasil	Sell	03.28.08	5,400	41.43	223,740.00
Share	Common	Fator Doria	Buy	03.28.2008	137,576	42.14842	5,796,985.88
Share	Common	Concórdia	Buy	03.31.2008	2,100	39.62	83,202.00
Share	Common	Concórdia	Buy	03.31.2008	5,700	39.70	226,290.00

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	79,352,377	38.34	38.34